Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 2, 2018

Relating to Preliminary Prospectus dated August 2, 2018

Registration No. 333-226535

3047 Orchard Parkway, San Jose

CA 95134 USA

Tel (US) +1 (650) 390 9000

Tel (AU): 1-800-778-662

Fax: +1 650 390 9007

www.airxpanders.com

3 August 2018

Notice given under Section 708AA(2)(f) of the Corporations Act

San Jose, CA, United States – AirXpanders, Inc. (ASX: AXP) (AirXpanders or Company) a medical device company focused on the design, manufacture, sale and distribution of the AeroForm® tissue expander, gives this notice under section 708AA(2)(f) of the Corporations Act 2001 (Cth) (Corporations Act) as notionally modified by ASIC Corporations (Non-Traditional Rights Issues) Instrument 2016/84 and ASIC Class Order [CO 14/827].

Background

AirXpanders has announced today a capital raising of approximately A$20.3 million through:

1.

an underwritten pro rata, non-renounceable rights offering of approximately 208,893,798 CHESS Depositary Interests (CDIs), representing new fully paid shares of Class A common stock in AirXpanders (on a 3 for 1 basis) (New CDIs), at a price of A$0.075 per New CDI to raise approximately A$15.7 million (Rights Offering); and

2.

a separate private placement of 20,441,183 new fully paid shares of Class A common stock in AirXpanders at approximately US$0.167 per share (equivalent to approximately A$0.075 per CDI, at a USD:AUD FX rate of 0.74307:1), to Vivo Ventures, one of the Company’s largest stockholders, and Mr. Barry Cheskin, the Chairman of the Company, to raise US$3,417,576 (Private Placement).

Details of Rights Offering

The Rights Offering is being made to all persons who are registered as holders of AirXpanders’ common stock or CDIs as at 7.00pm (AEST) on Wednesday, 8 August 2018 (Record Date) with a registered address in Australia or New Zealand (Eligible Holders). Stockholders and CDI holders with a registered address outside Australia and New Zealand, or who are US Persons (as defined in Regulation S under the US Securities Act of 1933) or who are acting for the account or benefit of such persons, are considered ineligible and cannot participate in the Rights Offering.

Under the Rights Offering, Eligible Holders will have the opportunity to subscribe for fifteen (15) New CDIs for every sixteen (16) CDIs in the Company (or forty-five (45) New CDIs for every sixteen (16) shares of common stock) which they hold at 7.00pm (AEST) on the Record Date at an issue price of A$0.075 per CDI (Issue Price). Fractional entitlements to New CDIs have been rounded up to the nearest whole number of New CDIs. The Rights Offering will be non-renounceable.

If Eligible Holders do not take up their rights prior to the close of the Rights Offering, their rights will lapse and their relative ownership in AirXpanders will be diluted. The New CDIs subject to such rights will be allocated to the Australian Underwriter (defined below) and any sub-underwriters.

Eligible Holders will be sent further details about the Rights Offering in a U.S prospectus, when available, and an Australian Offer Booklet. The U.S. Prospectus was filed with the United States Securities and Exchange Commission, or the SEC, as part of a registration statement on Form S-1, but has not yet become effective. The U.S. Prospectus is a not a prospectus or other disclosure document for the purposes of Chapter 6D of the Corporations Act and has not been lodged with ASIC. The Australian Offer Booklet must be read in conjunction with the U.S. Prospectus, including in particular the risk factors, which are only included in the U.S. Prospectus.

Canaccord Genuity (Australia) Limited (the Australian Underwriter) is underwriting the Rights Offering.

Section 708AA(7) of the Corporations Act

For the purposes of section 708AA(7) of the Corporations Act, the Company advises that:

1.	the New CDIs will be offered for issue under the Rights Offering without disclosure to investors under part 6D.2 of the Corporations Act;

2.	this notice is being given by AirXpanders under section 708AA(2)(f) of the Corporations Act as notionally modified by ASIC;

3.	as at the date of this notice AirXpanders has complied with:

(a)	section 601CK of the Corporations Act; and
(b)	section 674 of the Corporations Act;

4.

as at the date of this notice there is no excluded information (as defined in section 708AA(8) and 708AA(9) of the Corporations Act as notionally modified by ASIC) which is required to be disclosed by the Company; and

5.	the potential effect that the issue of New CDIs under the Rights Offering and the Private Placement will have on the control of AirXpanders and the implications of that effect are provided below.

Effect on Control

If all Eligible Holders participate in the Rights Offering, AirXpanders does not anticipate that the Rights Offering, along with the Private Placement, will have a material effect on the control of AirXpanders. However, the Australian Underwriter (and any sub-underwriters) will be purchasing any New CDIs not purchased by Eligible Holders, or that would have been issuable to ineligible securityholders if they had been Eligible Holders (other than the New CDIs that would have been offered to the purchasers in the Private Placement and the equivalent number of additional CDIs purchased by such purchasers in the Private Placement). To the extent that Eligible Holders do not participate in the rights offering, the Australian Underwriter (and any sub-underwriters) will purchase such New CDIs, which will result in the ownership of those New CDIs (and the shares of common stock underlying those New CDIs) by the Australian Underwriter (or any sub-underwriters), and the resulting decrease in percentage beneficial ownership of stockholders, whether directly or through the holding of CDIs.

Vivo Ventures, one of the Company’s largest stockholders, is purchasing more shares of common stock in the Private Placement than its pro-rata entitlement would have been under the Rights Offering had it been an Eligible Holder, therefore its percentage ownership in the Company will increase as a result of the Private Placement. Vivo Ventures currently beneficially owns 16,842,159 shares of common stock in the Company (the equivalent of 50,526,477 CDIs), being approximately 17.53% of all shares of common stock of the Company (not including any shares or New CDIs to be issued under the Private Placement or Rights Offering). On completion of the Private Placement and Rights Offering, it is expected that Vivo Ventures will beneficially own 36,984,282 shares of common stock in the Company (the equivalent of 110,952,846 New CDIs), being approximately 19.87% of all outstanding shares of the Company (subject to the effects of rounding under the Rights Offering).

Effect on Ownership

The extent to which the Rights Offering will have any effect on the relative ownership of stockholders and CDIs will be dependent on the extent to which such holders are Eligible Holders and participate in the Rights Offering. In particular:

1.

Stockholders and CDI holders who do not take up their rights fully under the Rights Offering will have their relative ownership in AirXpanders diluted following the issue of New CDIs under the Rights Offering and in the Private Placement.

2.	Stockholders and CDI holders who take up their rights fully under the Rights Offering will maintain their relative ownership in AirXpanders.

- ENDS -

Company	Investor relations
Frank Grillo President and CEO President & CEO Tel: +1 (650)-390-9000 Email: fgrillo@airxpanders.com	Kyahn Williamson WE Buchan Tel: +61 (3) 9866 4722 / + 61 (0)401018828 Email: kwilliamson@buchanwe.com.au

About AirXpanders:

Founded in 2005, AirXpanders, Inc. (www.airxpanders.com) designs, manufactures and markets innovative medical devices to improve breast reconstruction. The Company’s AeroForm Tissue Expander System, is used in patients undergoing two- stage breast reconstruction following mastectomy. Headquartered in Palo Alto, California, AirXpanders’ vision is to be the global leader in reconstructive surgery products and to become the standard of care in two-stage breast reconstruction. AirXpanders is a publicly listed Company on the Australian Securities Exchange under the symbol “AXP.” AeroForm was granted U.S. FDA de novo marketing authorization in 2016, first CE mark in Europe in 2012 and is currently licensed for sale in Australia.

Forward-Looking Statements

This announcement contains or may contain forward-looking statements that are based on management’s beliefs, assumptions and expectations and on information currently available to management.

All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including those related to the completion, timing and use of proceeds relating to the proposed offerings are forward-looking statements. These include, without limitation, risks and uncertainties related to the effectiveness of the S-1, market conditions and the satisfaction of customary closing conditions related to the proposed offerings.

Management believes that these forward-looking statements are reasonable when made. You should not place undue reliance on forward-looking statements because they speak only as of the date when made. AirXpanders may not actually achieve the plans, projections or expectations disclosed in forward-looking statements. Actual results, developments or events could differ materially from those disclosed in the forward-looking statements. For additional information and considerations regarding the risks faced by AirXpanders that could cause actual results to differ materially, see its most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on July 31, 2018 (U.S. time), and in the Registration Statement on Form S-1 (including preliminary prospectus) related to the proposed offerings, including under the caption "Risk Factors" as well as other periodic reports filed with the SEC from time to time. AirXpanders disclaims any obligation to update information contained in any forward-looking statement, except as required by law.

For more information, refer to the Company’s website at www.airxpanders.com.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  A copy of the prospectus included in the registration statement is attached at the following link: https://www.sec.gov/Archives/edgar/data/1387156/000143774918014324/axpd20180720_s1.htm.

Alternatively, the Company will arrange to send you the prospectus if you request by calling Computershare Investor Services Pty Limited on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia) between 8.30am and 5.00pm (AEST) on business days during the offer period.